NO ACT

PE 12-21-11

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025153

January 17, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-17-12

Sharon L. Burr
Dominion Resources, Inc.
Sharon.L.Burr@dom.com

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2011

Dear Ms. Burr:

This is in response to your letter dated December 21, 2011 concerning the shareholder proposal submitted to Dominion by Elena Baum. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Elena Baum

FISMA & OMB Memorandum M-07-16

January 17, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2011

The proposal relates to a report.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Dominion's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dominion relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Dominion®

December 21, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Dominion Resources, Inc. (the "Company"), we respectfully request pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the staff concur with the Company's view that, for the reasons stated below, a shareholder proposal and supporting statement ("Proposal") submitted to the Company by Elena Baum (the "Proponent") may properly be excluded from the Company's proxy materials to be distributed in connection with its 2012 annual meeting of stockholders. A copy of correspondence dated November 21, 2011 to the Company from the Proponent setting forth the Proposal (the "Proposal Letter") is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 proxy materials with the Commission; and

- Concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or staff. Accordingly, we are taking this opportunity to inform the Proponent that if Proponent elects to submit additional correspondence to the Commission or the staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB14D.

As described in detail below, the Company proposes to exclude the Proposal from its 2012 proxy materials because (i) the Proponent fails to meet an eligibility requirement under Rule 14a-8(b) and the Proposal therefore may be excluded pursuant to Rule 14a-8(f) and (ii) the Company has substantially implemented the Proposal and the Proposal therefore may be excluded pursuant to Rule 14a-8(i)(10).

Exclusion under Rule 14a-8(f)

Rule 14a-8(b)(1) requires that, in order to be eligible to submit a shareholder proposal, the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits its proposal. Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to satisfy the eligibility requirements of Rule 14a-8(b), subject to giving notice to the proponent and an opportunity to cure the deficiency in a timely manner.

In this case, the Proposal Letter stated that the Proponent is a shareholder of Dominion and intends to hold the shares of common stock of the Company through the date of the Company's 2012 annual meeting of stockholders and that verification of ownership would be sent upon request. However, the Proposal Letter failed to indicate how long the Proponent has held the minimum amount of the Company's securities. The Proponent does not appear in the Company's list of record holders of its common stock and the Company could not confirm the Proponent's holding period.

On November 28, 2011, within 14 days of the Company's receipt of the Proposal Letter, the Company sent a letter to the Proponent advising that the Proposal did not comply with the provisions of Rule 14a-8(b) and requesting that the Proponent prove her eligibility pursuant to Rule 14a-8(b). The letter included adequate detail about the Proposal's deficiency, the specific requirements of Rule 14a-8(b) and the time limit for a response, in conformity with Staff Legal Bulletin No. 14B. A copy of such letter is attached as Exhibit B. We have confirmed that the letter was timely delivered to the Proponent.

On December 9, 2011, the Company received a letter from the Proponent dated December 7, 2011, which stated that the Proponent has held the Company's common stock "continuously since November 24, 2010." A copy of that letter is attached hereto as Exhibit C. In order for the Proponent to satisfy the holding requirements of Rule 14a-8(b)(1), she must have continuously held the minimum amount of the Company's common stock for one year prior to the date the Proponent submitted the Proposal to the Company. The Proposal Letter was postmarked and submitted via overnight mail on November 22, 2011. As the December 7 letter acknowledges, the Proponent does not satisfy this holding period requirement because the

Proponent's holding period began on November 24, 2010 and therefore is short of the one-year minimum requirement as prescribed in the Rule 14a-8 regulations.

The staff has strictly construed Rule 14a-8(b)(1) and its predecessors in responding to no-action letter requests when, as here, a proponent fails to meet the one-year holding period requirement, even by a few days. In *OCA, Inc.* (February 24, 2005), the staff granted no action relief in a similar situation where the proponent did not satisfy the minimum ownership requirement for the one-year period. Similar to the Proponent's situation in the present case, the shareholder proponent in OCA held the required number of shares for three days less than the required one-year period. *See also Transocean Inc.* (March 7, 2003) (proper to omit proposal because proponent held shares for only 11 months prior to the proposal submission date); *Avaya Inc.* (December 4, 2001) (proposal properly excluded where company received shareholder proposal on August 30, 2001, but proponent had only held the required market share of the company's securities since October 17, 2000); *Empire Federal Bancorp, Inc.* (February 25, 1999) (no-action relief granted where proposal was received by company on November 17, 1998, but the settlement date of proponent's purchase was November 21, 1997); *Alaska Air Group, Inc.* (January 27, 1999) (no-action relief granted where "proponent appears to have acquired his shares on December 9, 1997, and submitted his proposal on December 2, 1998"); and *Gaylord Container Corporation* (November 6, 1996) (proposal properly excluded where proponent submitted proposals on August 23, 1996 and September 10, 1996, but owned securities only since November 17, 1995).

The staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) due to failure by the proponent to comply with the requirements of Rule 14a-8(b). *See CNF Inc.* (January 12, 2004) (proper to omit proposal because proponent failed to respond to the company's "request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for one year period required by rule 14a-8(b)"); *Atlas Air Worldwide Holdings, Inc.* (March 14, 2003) (proper to omit proposal because "proponent failed to supply, within 14 days of receipt of Atlas Air request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"); *Eagle Food Centers, Inc.* (March 14, 2003) (proper to omit proposal because "proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)"); *Nextel Partners, Inc.* (March 3, 2003) (proper to omit because proponent appears to have failed to supply, within 14 days of receipt of Nextel Partners' request, documentary support indicating that he satisfied the minimum ownership requirements for the one-year period); and *Anthracite Capital, Inc.* (March 29, 2002) (same).

Accordingly, because the Proponent failed to satisfy the one-year minimum holding period requirement of Rule 14a-8(b), after receiving requisite notice and opportunity to cure, the Company believes that it may properly exclude the Proposal from the Company's 2012 proxy materials pursuant to Rule 14a-8(f). The Company respectfully requests that the staff confirm that it will not recommend enforcement if the Company so excludes the Proposal.

<u>Exclusion under Rule 14a-8(i)(10)</u>

The Proposal reads as follows:

> **RESOLVED:** Shareholders request that Dominion Resources publish a report at reasonable cost and omitting proprietary information, by February, 2013, on policies and best practices for the company's service territory within the Commonwealth of Virginia to achieve a 10% increase in efficiency by 2022 relative to the amount consumed in 2006 consistent with the Commonwealth's energy efficient target. The report should focus on strategies to maintain shareholder returns as energy efficiency increases, including the possibility that sales may decrease.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. SEC Release No. 34-40018 at n. 30 (May 21, 1998).

The staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). The staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. *See, e.g., Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). *See also, Hewlett-Packard Company* (December 11, 2007); *Anheuser-Busch Cos., Inc.* (January 17, 2007); and *Bristol-Myers Squibb Co.* (March 9, 2006).

The Company believes that it may exclude the Proposal because the Company has already substantially implemented the essential objective of the Proposal. The Proponent is requesting a report on policies and best practices for the Company's service territory within the Commonwealth of Virginia to achieve a 10% gain in efficiency by 2022. As discussed below, this information is included in annual reports of the Company that are publicly available to shareholders.

Energy conservation is essential to the Commonwealth of Virginia's future and is one of the Company's priorities. In 2007, the Virginia General Assembly enacted legislation, Chapter 888, 2007 Virginia Acts of Assembly, that set the goal to reduce electricity consumption by retail customers in 2022 by 10 percent of the amount consumed in 2006 as referenced by the Proponent (10 percent Goal). The Company has indicated its intent to support this goal and has adopted an integrated strategy called Powering Virginia, which focuses on relying on a combination of conservation and efficiency programs with renewable energy sources and new, economic and environmentally sound base-load generation to meet the growing demand for electricity in the Commonwealth.

During the 2008 session of the Virginia General Assembly, Chapter 651 of the Virginia Acts of Assembly (Senate Bill 718) amended and reenacted §§ 56-585.2 and 67-202 of the Code of Virginia (Va. Code), relating to renewable energy, energy conservation, and energy efficiency (Act). Specifically, enactment clause 2 of the Act, later codified as Va. Code § 67-202.1, *Annual reporting by investor-owned public utilities,* provides that:

> Each investor-owned public utility providing electric service in the Commonwealth shall prepare an annual report disclosing its efforts to conserve energy, including but not limited to (i) its implementation of customer demand-side management programs and (ii) efforts by the utility to improve efficiency and conserve energy in its internal operations pursuant to § 56-235.1. The utility shall submit each annual report to the Division of Energy of the Department of Mines, Minerals and Energy by November 1 of each year, and the Division shall compile the reports of the utilities and submit the compilation to the Governor and the General Assembly as provided in the procedures of the Division of Legislative Automated Systems for the processing of legislative documents.

Pursuant to Va. Code § 67-202.1, the Company submits an Annual Report (Report) to the Division of Energy of the Department of Mines, Minerals and Energy by November 1. The most recent Report is publicly available on the Company's website at http://www.dom.com/about/conservation/pdf/conservation-renewable-energy-110111.pdf. In this Report, the Company provides information of current demand side management (DSM) tariffs and programs, ongoing DSM pilot programs, customer education and external conservation measures, efforts to improve energy efficiency and conservation in its internal operations, and proposed DSM programs submitted for approval to the Virginia State Corporation Commission (VSCC). These DSM program application filings can be obtained at the VSCC's website at http://www.scc.virginia.gov. The relevant case numbers are Case No. PUE-2009-00081, PUE-2010-00084 and PUE-2011-00093, which can be accessed under the "Obtain Case Information" and "Docket Search" tabs. In those filings, the Company reports on its proposed DSM programs, its status of programs already implemented and its requests for future programs. In addition, in those filings, the Company reports on its progress towards meeting the 10 percent Goal. The Company makes annual filings on their DSM programs with the VSCC by September 1 of each year.

In addition, the Company is required to file an integrated resource plan pursuant to § 56-599 of the Va. Code and SCC guidelines issued on December 31, 2008. Its most recent report was filed on September 1, 2011 (2011 Plan or Plan) and is publicly available through the VSCC website at http://www.scc.virginia.gov. The relevant case number is Case No. PUE-2011-00092, which can be accessed under the "Obtain Case Information" and "Docket Search" tabs. The 2011 Plan is also available on the Company's website at http://www.dom.com/about/integrated_resource_planning.jsp. Updates to the 2011 Plan are required to be filed by September 1, 2012, and a new Plan is required to be submitted by September 1, 2013. This reporting cycle continues perpetually.

The Company's objective in developing the 2011 Plan was to identify the mix of resources necessary to meet future energy and capacity needs in an efficient and reliable manner at the lowest reasonable cost while considering uncertainties related to current and future regulations. The Company's options for meeting these future needs were: i) supply-side resources, ii) demand-side resources, and iii) market purchases. The Company also remains committed to meeting its renewable energy and energy efficiency goals in a cost-effective manner. The 2011 Plan is a long-term planning document and should be viewed in that context. The 2011 Plan includes information as to the expectation of what energy and capacity savings approved DSM programs are expected to reach by 2026, and includes information regarding future DSM programs, the tests used in evaluating DSM programs, the cost effectiveness of such programs and the DSM programs rejected due to not meeting Dominion's planning criteria. In order to assess the Company's progress towards meeting the 10 percent Goal, projected savings from approved, proposed and future DSM programs by 2016 are set forth in the Plan.

The staff has allowed other similar proposals calling for reports to be excluded where companies could show that they were already issuing reports similar to what the proponents were requesting. In *Exxon Mobil Corporation* (March 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The staff allowed the proposal to be excluded in reliance of Rule 14a-8(i)(10). *See also ConAgra Foods, Inc.* (May 26, 2006) (requesting that the board issue a sustainability report to shareholders); *Albertson's, Inc.* (March 23, 2005) (requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports); *Exxon Mobil Corporation* (March 18, 2004) (requesting report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (requesting report on how company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

Accordingly, because the Company has substantially implemented the Proposal, the Company believes that it may properly exclude the Proposal from the Company's 2012 proxy materials pursuant to Rule 14a-8(i)(10). The Company respectfully requests that the staff confirm that it will not recommend enforcement if the Company so excludes the Proposal.

Conclusion

For the reasons stated above, we believe that the Proposal should be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (804) 819-2171, or at Sharon.L.Burr@dom.com.

Sincerely,

Sharon L. Burr
Deputy General Counsel

Enclosures

cc: Ms. Elena Baum

EXHIBIT A

Elena Baum

FISMA & OMB Memorandum M-07-16

November 21, 2011

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Enclosed please find a shareholder resolution I would like to submit for inclusion in the proxy statement for the 2012 shareholders' meeting.

I am a current shareholder in Dominion Resources. I intend to hold the shares past the date of the 2012 shareholders' meeting. Verification of ownership will be sent separately on request.

Thank you for your time and attention. Please contact me with any questions.

Sincerely,

Elena Baum

WHEREAS, Dominion Virginia Power is the largest vertically integrated energy company in the Commonwealth of Virginia providing a full array of energy-related operations and services, such as the generation, transmission, distribution and marketing of electricity.

The Commonwealth has set a goal of improving energy efficiency to the equivalent of "reducing the consumption of electric energy by retail customers... by the year 2022 by an amount equal to ten percent of the amount of electric energy consumed by retail customers in 2006."[1] Improving energy efficiency has numerous benefits for the Commonwealth of Virginia. A report by the American Council for an Energy-Efficiency Economy estimated that improved energy efficiency policies and practices could save customers 28,000 GWh, or 19% of Virginia's energy needs, by 2025. This level of savings would reach $2.2 billion annually by 2025 and generate 9,820 jobs.[2] Energy efficiency also reduces dependence on fossil fuel resources that are subject to tremendous environmental and economic risk.

The Commonwealth of Virginia has not updated its energy efficiency recommendations and energy plan since 2007.[3] While Dominion Virginia Power has continued to proposed and invest in energy efficiency, including meeting goals through 2016, it has not yet identified policies or practice or related economic and public health benefits that would achieve Virginia's goals through 2022. The State Corporation Commission has also rejected proposals by Dominion Virginia Power to recover alleged lost revenues due to reduced sales from ratepayers.[4]

RESOLVED: Shareholders request that Dominion Resources publish a report at reasonable cost and omitting proprietary information, by February, 2013, on policies and best practices for the company's service territory within the Commonwealth of Virginia to achieve a 10% increase in efficiency by 2022 relative to the amount consumed in 2006 consistent with the Commonwealth's energy efficient target. The report should focus on strategies to maintain shareholder returns as energy efficiency increases, including the possibility that sales may decrease.

[1] http://scc.state.va.us/eaf/conserve/sub/sub1_9-29.pdf
[2] http://www.aceee.org/sites/default/files/publications/researchreports/E085.pdf
[3] http://www.scc.state.va.us/eaf/conserve/staff/staf_rept111607.pdf
[4] http://www.scc.virginia.gov/newsrel/e_dvpriders_11.aspx

[redacted]

RECEIVED
NOV 28 2011
By

Carter M. Reid
Vice President - Governance & Corporate
Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Page 14 redacted for the following reason:

- -

EXHIBIT B

Dominion

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261

November 28, 2011

Sent via Electronic Mail and Overnight Mail

Ms. Elena Baum

FISMA & OMB Memorandum M-07-16

Dear Ms. Baum:

This letter confirms receipt on Wednesday, November 23, 2011, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2012 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for at least one year immediately preceding the date that you submit the proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock indicating you own the requisite number of shares.

According to Dominion stock records, you are not a registered holder of Dominion stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

The SEC's Rule 14a-8 requires that your response to this letter and documentation of proof of ownership must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219 or via facsimile at (804) 819-2232.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin 14F.

Sincerely,

Karen W. Doggett

Karen W. Doggett
Director-Governance and Executive Compensation

December 7, 2011

Ms. Karen Doggett
Director of Governance and Executive Compensation
Dominion Resources Inc.
120 Tredegar St.
Richmond, VA 23219

Dear Ms. Doggett,

Enclosed you will find a letter from Charles Schwab and Company, the broker of record for the 60 shares of Dominion Resources which I bought on November 24, 2010 and through which I have submitted a resolution. (It is a print of a fax that was sent to my investment advisors, Wilbanks, Smith, and Thomas.) I filed the resolution pursuant to the November 25 deadline. I held the shares for a year prior to the filing date and intend to continue doing so through the shareholder meeting and beyond. The value has been over $2000 since my purchase of the shares.

I hope that these two letters will complete the requirements you need to move forward with my resolution.

Thank you,

Elena Baum

charles SCHWAB
ADVISOR SERVICES

1951 Summit Park Dr, Orlando, FL 32810

December 8, 2011

Client Services
Dominion Resources Services, Inc.
P.O. Box 26532
Richmond, VA 23261

RE: Elena H. B. Baum

FISMA & OMB Memorandum M-07-16

To Whom It May Concern:

Please accept this letter as confirmation of ownership of 80 shares of Dominion Resources (Symbol: D) in the account referenced above held in the name of Elena H. B. Baum. These shares have been held continuously since the initial purchase on 11/24/2010. Charles Schwab's DTC number is 0164.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 8:00am and 5:00pm EST.

Sincerely,

Hayden Moolchan
Advisor Services
Charles Schwab & Co. Inc.

FAX

From

Suzanne O'Donnell

757 627-2943

Wilbanks, Smith, and Thomas Asset Mgmt. Phone: 757 623 3676

To

Gary Baum
213-1069

WILBANKS SMITH & THOMAS

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